Jefferies & Company, Jnc.
CORPORATE  FINANCE
520 Madison Ave 12th Floor, New York, New York 10022
Telephone (212) 2842550 Fax (212) 284-2529


January 10, 2002
FLOOR DECOR, INC.
6001 Powerline Road
Fort Lauderdale, FL 33309

Attention: Mr. A.J. Nassar, President

Gentlemen:

1. Retention. This letter agreement (the "Agreement") confirms that Floor Decor, Inc. (the "Company"), a Delaware corporation, has engaged Jefferies & Company, Inc. ("Jefferies") to act as (a) exclusive financial advisor to the Company in connection with the financial aspects of its strategic planning and the evaluation of various potential transactions for the Company, and (b) sole placement agent for the Company in connection with the structuring and placement (the "Transaction") of a $10 million to $15 million loan, credit facility or similar bank debt instrument (the "Loan") for Eagle Eye Scandinavian Distribution Limited (the "Borrower"), a wholly owned subsidiary of the Company. In connection with such engagement, Jefferies will provide such services as it customarily provides in similar investment banking engagements, which may include (i) assisting the Company in the preparation of an information memorandum describing the Borrower and the Loan (such memorandum, including all exhibits or supplements thereto, the "Information Memorandum"), (ii) contacting, approaching and negotiating the financial aspects of any Transaction with potential participants in the Transaction, and (iii) advising the Company regarding structure of the Loan and various other financing strategies. Jefferies understands that the Company has engaged Banyan Capital Markets, LLC, a registered broker dealer and member of the NASD, as placement agent for the Company in connection with a private placement of up to $3,000,000 of equity securities of the Company and up to $2,000,000 of debt receivable financing (the "Bridge Financing"). The Company understands and agrees that Jefferies has not and will not participate in the Bridge Financing in any way, and Jefferies agrees that no fee shall be payable to Jefferies in connection with the Bridge Financing. During the term of the Agreement, the Company agrees that it will not, directly or indirectly contact, approach or negotiate with respect to a Loan with any person or persons, other than ~rough Jefferies as agent.

2. Information on the Company. In connection with Jefferies' activities hereunder, the Company will furnish Jefferies and its counsel with all materials and information regarding the business and financial condition of the Company and the Borrower (all such information so furnished being the "Information") and with the Information Memorandum approved for distribution to potential participants in the Transaction. The Company recognizes and confirms that
Jefferies: (i) will use and rely solely on the Information, the Information Memorandum and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (ii) is authorized as the Company's exclusive financial advisor and sole placement agent, to transmit to any potential lender a copy or copies of the Information, the Information Memorandum, and other legal documentation necessary or advisable in connection with the transactions contemplated hereby; (iii) does not assume responsibility for the accuracy or completeness of the Information, the Information Memorandum or such other information; (iv) will not make an appraisal of any assets or liabilities of the Company; and (v) retains the right to continue to perform due diligence on the Company during the course of the engagement.


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3. Use of Name. The Company agrees that any reference to Jefferies in any release, communication, or other material is subject to Jefferies' prior written approval, which may be given or withheld in its sole discretion. If Jefferies resigns prior to the dissemination of any such release, communication or material, no reference shall be made therein to Jefferies, despite any prior written approval that may have been given therefor.

4. Use of Advice. No statements made or advice rendered by Jefferies in connection with the services performed by Jefferies pursuant to this Agreement will be quoted by, nor will any such statements or advice be referred to, in any report, document, release or other communication, whether written or oral, prepared, issued or transmitted by, the Company or any person or corporation controlling, controlled by or under common control with, the Company or any director, officer, employee, agent or representative of any such person, without the prior written authorization of Jefferies, which may be given or withheld in its sole discretion, except to the extent required by law (in which case the appropriate party shall so advise Jefferies in writing prior to such use and shall consult with Jefferies with respect to the form and timing of disclosure).

Compensation. In payment for services rendered and to be rendered hereunder by Jefferies, the Company agrees to pay to Jefferies as follows:

(a) In consideration for Jefferies' services as financial advisor, the Company shall pay to Jefferies a non-refundable cash retainer fee equal to $25,000, and a non-refundable monthly retainer equal to $10,000 per month (the '~Monthly Retainer") for the duration of the Agreement. The first Monthly Retainer shall be payable in cash on the first business day of the first calendar month after the execution of Agreement and the first business day of calendar month thereafter during the Term of this Agreement

(b) In consideration for Jefferies' services as placement agent for the Loan, the Company shall issue to Jefferies, upon execution of this Agreement, 50,000 shares of the common stock of the Company (NASDAQ: FLOR). The Company shall issue an additional 50,000 shares of common stock of the Company to Jefferies upon the completion to the satisfaction of the Company of the Information Memorandum. The Company shall issue an additional 150,000 shares of common stock of the Company to Jefferies upon the earlier to occur of ninety days after the first delivery of the Information Memorandum to a potential lender or the date of placement of the Loan, whichever is sooner. The Company shall also grant Jefferies customary registration rights.

(c) Upon placement of the Loan, the Company shall pay to Jefferies a cash fee in an amount equal to 3.00/o of the maximum loan amount available to the Borrower under the Loan. In addition, if within two years of the date of this Agreement the Company or the Borrower undertakes (i) a financing, Jefferies shall be given the right, but not the obligation, to act as lead manager, co-manager or financing advisor for such an offering and to receive an amount of the gross spread that is usual or customary in the circumstances for the role performed by Jefferies (such gross spread in such transactions will be mutually determined in good faith by such company and Jefferies and shall be based on the prevailing market for similar services); or (ii) a merger with or into, a consolidation with, a sale of all or substantially all of its assets to, or an acquisition of all or substantially all of the assets of, another person or group of affiliated persons (other than the Company or its subsidiaries) in a transaction or series of related transactions (any such transaction, a "Sale"), then Jefferies shall be given the right, but not the obligation, to act as a financial advisor to the Company for such transaction or transactions. The retention and compensation of Jefferies for such subsequent transactions shall be outlined in a mutually agreeable separate agreement or agreements not considered part of this Agreement.

(d) In addition to the compensation to be paid to Jefferies as provided in Sections 5(a), 5(b) and 5


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(c) hereof, without regard to whether any transaction is consummated or this Agreement expires or is terminated, the Company shall pay to, or on behalf of, Jefferies, promptly as billed, all fees, disbursements and out-of-pocket expenses incurred by Jefferies in connection with its services to be rendered hereunder (including, without limitation, the reasonable fees and disbursements of Jefferies' counsel, reasonable travel and lodging expenses, word processing charges, messenger and duplicating services, facsimile expenses and other reasonable customary expenditures) which shall not exceed $10,000 without the prior consent of the Company not to be unreasonably withheld.

(e) Jefferies may resign at any time and the Company may terminate Jefferies' services at any time, each by giving prior written notice to the other. If this Agreement expires, Jefferies resigns or the Company terminates Jefferies' services for any reason, Jefferies and its counsel shall be entitled to receive all of the amounts due pursuant to Sections 5(a), 5(b), 5(c) and 5(d) hereof up to and including the effective date of such expiration, termination or resignation, as the case may be. If Jefferies' services hereunder are terminated by the Company or this Agreement expires, and the Company completes a transaction similar to the Transaction contemplated herein within six months of such termination or expiration, then the Company shall pay Jefferies concurrently with the closing of such transaction in cash the fees as outlined in Section 5(c). In addition, if the Company completes a transaction similar to the Transaction contemplated herein within two years of such termination or expiration with a party introduced by Jefferies, then the Company shall pay Jefferies concurrently with the closing of such transaction in cash the fees outlined in Section 5(c).

(f) No fee paid or payable to Jefferies or any of its affiliates under this Agreement and the Transaction shall be credited against any other fee paid or payable to Jefferies or any of its affiliates under another agreement or transaction unless and until so agreed in writing by Jefferies and the Company.

6. Representations and Warranties. The Company represents and warrants to Jefferies that (a) this Agreement has been duly authorized, executed and delivered by the Company; and, assuming the due execution by Jefferies, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, and (b) the Information and the Information Memorandum will not, when delivered nor at any time prior to the consummation of the' Transaction, contain any untrue statement of a material fact or omit to state a material ~ct necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall advise Jefferies promptly of the occurrence of any event or any other change prior to the consummation of the Transaction which results in the Information or the Information Memorandum containing any untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

7. Indemnity; Limitation of Liability.
In partial consideration of the services to be rendered hereunder the Company shall indemnify Jefferies and certain other Indemnified Persons (as defined in Schedule A) in accordance with Schedule A attached hereto. The Company shall not and shall cause its affiliates and their respective directors, officers, employees, shareholders and agents not to, initiate any action or proceeding against Jefferies or any other Indemnified Person in connection with this engagement or the Transaction unless such action or proceeding is based solely upon the bad faith or gross negligence of Jefferies or any such Indemnified Person. The parties hereto agree that Jefferies and the Indemnified Persons shall not, and shall not be deemed to, owe any fiduciary duties to the Company under this Agreement or otherwise.

8. Conditions. Jefferies' services to be performed hereunder are subject to certain conditions, including, among others, (i) satisfactory completion of due diligence on the Company by Jefferies, (ii) no adverse change in the condition of the Company and (iii) all services to be performed by


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Jefferies hereunder shall be performed solely in jurisdictions in which
Jefferies is registered to act as a broker-dealer or where the provision of such services by Jefferies is not in violation of applicable securities laws.

9. Survival of Certain Provisions. The indemnity and contribution agreements contained in Schedule A to this Agreement and the provisions of Sections 2, 3,4, 5,6,7, II, 12,13, 14,15 and 18 of this Agreement and this Section 9 shall remain operative and in full force and effect regardless of (a) any investigation made by or on behalf of Jefferies, or by or on behalf of any affiliate of Jefferies or any person controlling or controlled by either, (b) completion of the Transaction, (c) the resignation of Jefferies or any termination of Jefferies' services or (d) any amendment, expiration or termination of this Agreement, and shall be binding upon, and shall inure to the benefit Of, any successors, assigns, heirs and personal representatives of the Company, Jefferies, and the Indemnified Persons.

10. Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered (a) if to the Company, at the address set forth above, and (b) if to Jefferies, at the offices of Jefferies at 11100 Santa Monica Boulevard, Suite 1000, Los Angeles, California 90025, Attention: Jerry M. Gluck, Executive Vice President and General Counsel.

11. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12. Assignment of this Agreement. This Agreement may not be assigned by either party hereto without the prior written consent of the other, to be given in the sole discretion of the party from whom such consent is being requested. Any attempted assignment of this Agreement made without such consent may be void, at the option of the non-assigning party.

13. Third Party Beneficiaries. This Agreement has been and is made solely for the benefit of the Company, Jefferies and the other Indemnified Persons referred to in Schedule A hereof and their respective successors, assigns, heir and personal representatives and no other person shall acquire or have any right under or by virtue of this Agreement.

14. Construction and Choice of Law. This Agreement, together with Schedule A, incorporates the entire understanding of the parties and supersedes all previous agreements relating to the subject matter hereof should they exist. This Agreement and any issue arising out of or relating to the parties' relationship hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of law.

15. Jurisdiction and Venue. Each party hereto consents specifically to the exclusive jurisdiction of the federal courts of the United States sitting in the Southern District of New York, or if such federal court declines to exercise jurisdiction over any action filed pursuant to this Agreement, the courts of the State of New York sitting in the County of New York, and any court to which an appeal may be taken in connection with any action filed pursuant to this Agreement, for the purposes of all legal proceedings arising out of or relating to this Agreement. In connection with the foregoing consent, each party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the court's exercise of personal jurisdiction over each party to this Agreement or the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each party further irrevocably waives its right to a trial by jury and consents that service of process may be effected in any manner permitted under the laws of the State of New York.

16. Headings. The section headings in this Agreement have been inserted as a matter of


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convenience of reference and are not part of this Agreement.


17. Press Announcements. At any time after the consummation or other public announcement of the placement of the Loan, Jefferies may place an announcement in such newspapers and publications as it may choose, stating' that Jefferies has acted as financial advisor to the Company in connection with the Transaction and/or such transactions.

18. Amendment. This Agreement may not be modified or amended except in a writing duly executed by the parties hereto.

19. Term. Except as otherwise provided herein, this Agreement shall commence as from the date of this letter Agreement to a date of six months thereafter, unless extended by mutual consent of the parties (the "Term").

20. Certain Offering Procedures. In the event the contemplated Transaction is expanded or modified to include any placement of securities by the Company, the Company agrees that, and as a condition to the closing of the Transaction, it will furnish to Jefferies and to the investors in the Transaction an opinion of its outside counsel reasonably satisfactory to Jefferies to the effect that (i) the Transaction and all other prior private offerings of securities of the Company would not result in integration with the Transaction or, if integration would so result, that such integration would not cause the Transaction not to be an exempt transaction and (ii) that all prior issuances of the Company's securities have been issued in compliance with federal and state securities laws. The Company agrees that it shall cause any other opinion of its outside counsel delivered to any investors in the Transaction also to be addressed and delivered to Jefferies, or to cause such outside counsel to deliver to Jefferies a letter authorizing it to rely upon such opinion.

Please sign and return an original and one copy of this letter to the undersigned to indicate your acceptance of the terms and conditions set forth herein, whereupon this letter and your acceptance shall constitute a binding agreement between the Company and Jefferies as of the date first above written.

Sincerely,

JEFFERIES & COMPANY, INC.
By
Name:   Clifford A. Siegel
Title:     Executive Vice President

Accepted and Agreed:
FLOOR DECOR, INC.
A.J. Nassar

EAGLE EYE  SCANDINAVIANAN DISTRIBUTION LIMITED
Carl Freer
Director


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